Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
CONSOLIDATED ENERGY XXI GULF COAST, INC.

For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

For the year ended June 30, 2009 earnings were inadequate to cover fixed charges and therefore has not been presented for this period.  The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $604.2 million.

	Year Ended June 30,
	2011	2010	2009	2008	2007
	(Dollars in Thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$85,020	$42,449	$(604,213)	$46,233	$42,313
Fixed Charges	105,673	92,838	94,019	101,655	60,303
Total Earnings (Loss)	190,693	135,287	(510,194)	147,888	102,616

Fixed Charges:
Interest expense	95,602	85,032	88,774	97,469	53,258
Deferred financing fees	10,071	7,806	5,245	4,186	7,045
Total Fixed Charges	105,673	92,838	94,019	101,655	60,303

Ratio of Earnings to Fixed Charges	1.80	1.46	—	1.45	1.70